Exhibit 99

2020 LETTER TO SHAREHOLDERS

Dear Fellow Eastern Shareholders:
2019 was, in many ways, a transformative year for The Eastern Company as we made significant progress with our strategy for creating long-term shareholder value.  Our strategy is founded on three core actions: strengthening our portfolio of businesses, maximizing the performance of our best businesses, and using our balance sheet to drive growth.  Progress in each of those areas has brought us closer to achieving our goal of becoming a $100 million EBITDA company.
2019 Review
In August 2019, we acquired Big 3 Precision, a leading provider of turnkey packaging solutions, for $81.2 million. Through its two segments – Big 3 Precision Products and Big 3 Precision Mold Services – Big 3 Precision serves diverse markets including truck, automotive, plastic packaging products, packaged consumer goods and pharmaceuticals.  We believe Big 3 Precision will become a strong contributor to our top line, earnings growth and cash flow. Just as we significantly de-levered our balance sheet over the two years leading up to the acquisition of Big 3 precision, we intend to reduce the debt from this transaction expeditiously.
In the first half of 2019, we restructured two of our businesses to improve performance. We consolidated our Composite Panel Technologies facility in North Carolina with the division’s facility in British Columbia.  We also adopted a leaner approach to developing enhanced vision products at Velvac and discontinued our existing Road-iQ operations.
We were pleased to add Peggy Scott to our Board of Directors in 2019.  Ms. Scott is currently Chairperson of the Board of Cleco Corporate Holdings LLC, and previously served as its Interim CEO. Ms. Scott is the chairperson of the Board’s Environmental Health and Safety (“EH&S”) committee and a member of our Audit and Compensation committees.  The Board launched the EH&S committee last year to oversee our commitment to provide a safe and healthy work environment for all our associates.
We are fortunate to work with a committed team of associates and business leaders at Eastern who share a passion for results.  Working together, we delivered a solid 2019 and are making investments for a strong future.  We also express our thanks to the 19 associates who retired from Eastern in 2019.  Together, they contributed 483 years to our success.
2019 Results
Sales for fiscal 2019 grew by 8% to $251.7 million from $234.3 million in fiscal 2018. Sales growth in fiscal 2019 reflects four months of sales from the Big 3 Precision acquisition. Net sales in the Industrial Hardware segment grew to $164.5 million in fiscal 2019 from $140.3 million in fiscal 2018. Excluding Big 3 Precision, Industrial Hardware sales grew 2%. Net sales in the Security Products segment decreased approximately 10% in fiscal 2019 due to lower demand for commercial laundry payment products and point of sale security products. The Metal Products segment’s net sales decreased 1% in fiscal 2019 as compared to fiscal 2018, primarily due to a slowdown in the coal mining industry in the fourth quarter of fiscal 2019.
Net income for fiscal 2019 decreased 9% to $13.3 million, or $2.12 per diluted share, from $14.5 million, or $2.31 per diluted share, in fiscal 2018. In fiscal 2019, net income was adversely affected by non-recurring restructuring cost, as well as an increase in M&A related expense, incurred in fiscal 2019. Together, these non-recurring expenses equaled $3.9 million, net of tax, or $0.62 per diluted share, in fiscal 2019.
Eastern’s 2019 total shareholder return was 28.4% and outperformed the Russell 2000® Index by 2.9%.  On December 28, 2019 Eastern’s book value was $105.4 million, a record high, after paying $2.7 million in dividends.  Eastern has continuously paid quarterly dividends for 80 years.

We believe that Eastern has made significant progress in the past four years despite slower than planned growth in 2019. Between fiscal 2015 and fiscal 2019, Eastern’s sales have grown at an average annual rate of 15% and net income has grown at an annual rate of 23%.
Our return on invested capital*, which, we believe, is an important indicator of how efficiently we allocate our capital to generate returns, was 9.8% for fiscal 2019 compared to 11.3% for fiscal 2018 and 6.6% for fiscal 2015, when we first started reporting this measure.  Our return on invested in capital in fiscal 2019 was negatively impact by approximately $3.9 million, net of tax, in non-recurring costs related to the restructuring of two of our businesses and one-time costs related the acquisition of Big 3 Precision.
2020 Outlook
We anticipate continued growth in sales and earnings in 2020, primarily as a result of the acquisition of Big 3 Precision and our investments in new products.  In total, sales of new products accounted for 5% of our sales growth in fiscal 2019, and in the Industrial Hardware segment, new products represented 15% of growth in the fourth quarter of fiscal 2019 as compared to the same period in the prior year.  We believe that new products will help us offset challenges facing certain end markets in 2020, including Class 8 truck and recreational vehicles.
Our balance sheet remains strong, with $18.0 million of cash as of December 28, 2019. We believe that Eastern’s strong balance sheet, as well as our focus on working capital reduction, positions us well to pursue our strategy of bolt-on acquisitions that strengthen our company’s best businesses, build scale, and create differentiation in attractive end markets.
We are proud of our Company’s 162-year history and are confident that our focus on allocating capital in a disciplined manner and growing the cash flows of our subsidiary companies will create meaningful long-term value for our shareholders.

/s/August M. Vlak
August M. Vlak
President and Chief Executive Officer

/s/James A. Mitarotonda
James A. Mitartotonda
Chairman of the Board

Cautionary Language Concerning Forward-Looking Statements
Statements in this document about The Eastern Company’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission. Any statements that are not statements of historical fact, including statements containing the words “believes,” “intends,” “continues,” “reflects,” “plans,” “anticipates,” “expects,” and similar expressions, should also be considered to be forward-looking statements. Readers should not place undue reliance on these forward-looking statements, which are based upon the current beliefs and expectations of the management of The Eastern Company. These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Among the risks and uncertainties that could cause actual results or events to differ materially from those indicated by such forward-looking statements include, but are not limited to changing customer preferences, lack of success of new products, loss of customers and increased prices for raw materials. There are important, additional factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including those set forth in The Eastern Company’s reports and filings with the Securities and Exchange Commission. The Eastern Company undertakes no obligation to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.

* We define return on invested capital as [tax adjusted EBIT] / [fixed assets + intangible assets + current assets – current liabilities – cash].